BOFA SECURITIES, INC. One Bryant Park New York, New York 10036	MORGAN STANLEY & CO. LLC 1585 Broadway New York, New York 10036

Via EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

November 1, 2021

Attention:	Tracey Houser
Brian Cascio
Dillon Hagius
Suzanne Hayes

Re:	Evotec SE
Registration Statement on Form F-1 (File No. 333-260143)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the underwriters have distributed approximately 407 copies of the Preliminary Prospectus dated October 26, 2021 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m., Eastern Time, on November 3, 2021, or as soon as practicable thereafter.

[signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
MORGAN STANLEY & CO. LLC

For themselves as representatives of the syndicate of underwriters for the offering

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Representative

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
	Name:	Kalli Dircks
	Title:	Authorized Representative

[Signature Page to Acceleration Request of the Underwriters]